                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


                                       OR

            [    ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934




                         Commission File Number 1-12619




                             RALCORP HOLDINGS, INC.
                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN




                             RALCORP HOLDINGS, INC.
                                   SUITE 2900
                               800 MARKET STREET
                           ST. LOUIS, MISSOURI  63101

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                Year Ended December 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                     U.S.     Growth                        Inter-   Parti-
                                        Ralcorp   Fixed   Equity   Government  and            Aggressive  national  cipant
                                         Stock    Income   Index    Money     Income  Balanced  Growth      Growth     Loan
                                          Fund     Fund     Fund    Market     Fund     Fund     Fund        Fund     Fund    Total
                                        -------   ------  -------  ---------  ------  -------- ----------  --------  -------  -----

Additions to Net Assets:
 Contributions:
   Participants                         $210,277  $ 2,277  $18,135  $11,958  $23,116  $15,211  $21,254  $21,050           $323,278
   Employer                               83,481                                                                            83,481
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------
                                         293,758    2,277   18,135   11,958   23,116   15,211   21,254   21,050     $  -   406,759
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------
 Investment income:
   Dividends and interest                             414      737    2,417    6,601    4,501    3,322    2,776    1,100    21,868
   Net appreciation (depreciation)
      in fair value of investments       (28,943)     (14)   4,756             8,494    4,094    3,619    4,836             (3,158)
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  --------
                                         (28,943)     400    5,493    2,417   15,095    8,595    6,941    7,612    1,100    18,710
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  --------


      Total Additions                    264,815    2,677   23,628   14,375 * 38,211   23,806   28,195   28,662    1,100   425,469
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------

Deductions from Net Assets:
 Benefits paid                           (16,323)    (772)  (2,360)  (2,637)  (4,154)  (2,153)  (8,680)  (9,747)  (2,387)  (49,213)
 Administrative expenses                  (5,386)     (86)    (474)    (410)    (738)    (600)    (899)    (682)            (9,275)
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------
                                         (21,709)    (858)  (2,834)  (3,047)  (4,892)  (2,753)  (9,579) (10,429)  (2,387)  (58,488)
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------

Net Increase (Decrease) Prior to         243,106    1,819   20,794   11,328   33,319   21,053   18,616   18,233   (1,287)  366,981
 Interfund Transfers


Interfund Transfers                       (2,101)  (1,439)   3,221   (4,445)  24,654  (27,889)  (3,698)  (2,506)  14,203         -
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------

 Net increase(decrease) in assets        241,005      380   24,015    6,883   57,973   (6,836)  14,918   15,727   12,916   366,981
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------

 Net assets, beginning of period          75,192    6,020   14,980   44,598   42,176   62,423   47,807   49,907    8,422   351,525
                                        --------  -------  -------  -------  -------  -------  -------  -------  -------  --------

 Net assets, end of period              $316,197   $6,400  $38,995  $51,481 $100,149  $55,587  $62,725  $65,634  $21,338  $718,506
                                        ========   ======  =======  ======= ========  =======  =======  =======  =======  ========

 See accompanying notes to financial statements.

                             RALCORP HOLDINGS, INC.
                            SAVINGS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 (in thousands)

                                                                    December 31, 1995
                                   ------------------------------------------------------------------------------------
                                                                                U.S.        Growth
                                      Ralcorp       Fixed         Equity     Government       and
                                       Stock        Income        Index        Money         Income      Balance
                                        Fund         Fund          Fund        Market         Fund         Fund
                                      -------      ------        ------      ----------     ------      -------
Assets
 Investments
  Shares in registered investments
   companies                           $ 1,087     $ 6,040        $ 10,540    $ 7,161        $ 7,958     $  9,041
  Ralcorp common stock                  42,011
  Insurance company contracts                        1,729
  Note receivable from participants
                                       -------     -------        --------    -------        -------     --------
   Total investments                    43,098       7,769          10,540      7,161          7,958        9,041
                                       -------     -------        --------    -------        -------     --------
 Contributions receivable                                                1          1                           1
 Interest and dividends receivable           1
                                       -------     -------        --------    -------        -------     --------
      Total Assets                      43,099       7,769          10,541      7,162          7,958        9,042
                                       -------     -------        --------    -------        -------     --------

Liabilities
   Contributions payable                     9           1
   Fee payable                               5
                                       -------     -------        --------    -------        -------     --------
       Total Liabilities                    14           1             -           -              -            -
                                       -------     -------        --------    -------        -------     --------


 Net Assets available for Benefits     $43,085      $7,768        $ 10,541    $ 7,162        $ 7,958     $  9,042
                                       =======      ======        ========    =======        =======     ========

                                                                December 31, 1995
                                   ------------------------------------------------------------------------------------------------
                                                                   Inter-          Parti-
                                              Aggressive          national         cipant
                                                Growth             Growth           Loan
                                                 Fund               Fund            Fund          Total
                                              ----------          --------         ------         -----
Assets
 Investments
  Shares in registered investments
   companies                                   $  3,694           $  4,726                         $  50,247
  Ralcorp common stock                                                                                42,011
  Insurance company contracts                                                                          1,729
  Note receivable from participants                                                 $  7,344           7,344
                                               --------           ---------         --------       ---------
   Total investments                              3,694              4,726             7,344         101,331
                                               --------           ---------         --------       ---------
 Contributions receivable                                                                                  3
 Interest and dividends receivable                                                                         1
                                               --------           ---------         --------       ---------
       Total Assets                               3,694              4,726             7,344         101,335
                                               --------           ---------         --------       ---------


Liabilities
   Contributions payable                                                                                  10
   Fee payable                                                                                             5
                                               --------           ---------         --------       ---------
       Total Liabilities                             -                  -                 -               15
                                               --------           ---------         --------       ---------


 Net Assets available for Benefits             $  3,694           $  4,726          $  7,344       $ 101,320
                                               ========           ========          ========       =========



See accompanying notes to financial statements.

                            RALSTON RESORTS, INC.
                           SAVINGS INVESTMENT PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                     December 31, 1996
                                       ---------------------------------------------------------------------------------------------
                                                                    U.S.    Growth                       Inter-   Parti-
                                       Ralcorp   Fixed   Equity  Government  and              Aggressive national  cipant
                                        Stock    Income   Index    Money    Income   Balanced  Growth     Growth     Loan
                                         Fund     Fund     Fund    Market    Fund      Fund     Fund       Fund     Fund     Total
                                       -------   ------  ------   --------- ------  -------- ---------- --------  ------    -----
Assets
 Investments
   Shares in registered investment     $  1,650   $5,579  $38,995  $51,481  $100,149  $55,587  $62,725   $65,634            $381,800
      companies
   Ralcorp common stock                 314,547                                                                              314,547
   Insurance company contracts                       821                                                                         821
   Notes receivable from participants                                                                              $21,338    21,338
                                       --------  -------  -------  -------  --------  -------  -------  --------   -------  --------
    Total investments                   316,197    6,400   38,995   51,481   100,149   55,587   62,725    65,634    21,338   718,506
                                       --------  -------  -------  -------  --------  -------  -------  --------   -------  --------

 Net Assets Available for Benefits     $316,197  $ 6,400  $38,995  $51,481  $100,149  $55,587  $62,725   $65,634   $21,338  $718,506
                                       ========  =======  =======  =======  ========  =======  =======   =======   =======  ========

 See accompanying notes to financial statements.

                                 ATTACHMENT  I

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                              December 31, 1996
                                                       ----------------------------
                                                       Number of               Fair
               Description of Investment              Shares/Units   Cost     Value
               -------------------------              ------------   ----     -----
Vanguard Wellington Fund                                   2,126     $52,045   $55,587
Vanguard Explorer Fund                                     1,165      61,720    62,725
Vanguard Money Market Reserve Fund -
 Federal Porfolio                                         51,481      51,481    51,481
Vanguard Money Market Reserve Fund -
 Prime Portfolio                                           1,650       1,650     1,650
Vanguard Index Trust - 500 Portfolio                         564      33,949    38,995
Vanguard Windsor II Fund                                   4,203      91,914   100,149
Vanguard International Growth Portfolio                    3,987      61,590    65,634
Vanguard Short Term Corporate Bond Fund                      156       1,665     1,689
Vanguard Investment Contract Trust                         3,890       3,890     3,890
                                                                    --------  --------
    Total investment in shares in registered
       investment companies                                          359,904   381,800

Ralcorp Holdings, Inc. common stock                       14,802     338,502   314,547

Insurance contracts - separate accounts
 American International Life Assurance                                   377       377
 Metropolitan Life Insurance                                             444       444
                                                                    --------  --------
    Total insurance company contracts                                    821       821
                                                                    --------  --------

Loans to Plan participants                                            21,338    21,338
                                                                    --------  --------

                                                                    $720,565  $718,506
                                                                    ========  ========

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS






NOTE 1: DESCRIPTION OF PLAN

The following description of the Ralston Resorts, Inc. (the Company) Savings Investment Plan (the Plan) provides only general information. The Company is a wholly-owned subsidiary of Ralcorp Holdings, Inc. (Ralcorp). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries, to enable them to share in the Ralcorp's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC). The Company believes that the Plan conforms with requirements of ERISA.

Eligibility. All employees of the Company who receive regular and stated compensation are eligible to participate to the extent permitted by the Plan or applicable law. Temporary employees are not eligible to participate in the Plan. In addition, the Plan requires completion of one year of credited service with the Company prior to participation in the Plan. Employment with Breckenridge prior to its acquisition in May 1993 shall be counted in determining credited service.

Plan Administration. The Plan is administered by Ralcorp. Except as to matters required by the terms of the Plan to be decided by Ralcorp's Board of Directors (the Board), Ralcorp and its Benefits Administration Committee
(BAC) have the exclusive right to interpret the Plan and to decide certain matters arising under the Plan or in connection with its administration. The Board has designated the Ralcorp's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the Trustee and any investment managers retained in connection with the investment of Plan assets. The membership of the BAC and the EBTC is appointed by Ralcorp's Chief Executive Officer.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. Subject to such limitations, participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis. The Company will make a matching contribution on the first 6% of such participants' basic contributions, provided the participant is contributing at least 2% of their compensation. The Company matching contribution will be equal in amount to a percentage of each participant's basic contributions. After one year of credited service the percentage will be 15% of a participant's basic contribution and will increase to 30% after two years of credited service and to 50% after three years of credited service. Ultimately, Company matching contributions will not exceed 3% of the participant's compensation. Both the participant's basic contribution, up to 6% of their compensation, and the Company match are invested solely in the Ralcorp Stock Fund. Participant basic contributions in excess of 6% of their compensation may be invested in any of the other Plan investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made. Company matching contributions and earnings thereon will completely vest at a rate of 25% for each year of credited Company service (including service prior to October 1, 1995 with the Company or Breckenridge) by the participant.



Participants may also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested.

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS





Investment of Funds. All contributions will be deposited by the Company in a trust fund held by the trustee or any successor selected by the EBTC. The value of the trust funds will change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. Vanguard Fiduciary Trust Company (Vanguard) has been selected to serve as trustee under the Plan with respect to all of the investment funds and assets of the Plan. In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. As of December 31, 1996, the following funds have been established for participants: the Ralcorp Stock Fund, the Fixed Income Fund, the Equity Index Fund, the U.S. Government Money Market Fund, the Growth and Income Fund, the Balanced Fund, the Aggressive Growth Fund and the International Growth Fund. Participants may change their investment options for basic contributions in excess of 6% of their compensation and all supplemental contributions monthly.



At December 31, 1996 and 1995, there were a total of 283 and 210 participants, respectively, in the Plan.

Plan Withdrawals, Loans and Forfeitures. Upon the termination of employment of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to him, his beneficiary, or other legal representative. Under the Plan, a participant may elect from several payment alternatives on the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain Plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited will be used to reduce Company matching contributions required under the Plan. Forfeitures during the year ended December 31, 1996 were $1,375.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of Ralcorp, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules on the timing and nature of distribution.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of estimates. The preparation of finanicial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.


Investments. Plan investments in common stock and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the Plan year. Realized gains and losses are determined using the average cost method. Interest income is recognized as earned and dividend income is recognized on the date of record. Plan investments in various insurance company contracts are carried at contract value, which approximates fair value.

Payment of Benefits.  Benefits are recorded when paid.


NOTE 3:  INVESTMENTS


                                                        December 31,         December 31,
                                                            1996                 1995
         Description of Investment                       Fair Value           Fair Value
         -------------------------                   -------------------  -------------------
Vanguard Wellington Fund                              $           55,587   $           62,423
Vanguard Explorer Fund                                            62,725               47,807
Vanguard Money Market Reserve Fund -
 Federal Porfolio                                                 51,481               44,598
Vanguard Index Trust - 500 Portfolio                              38,995               14,980
Vanguard Windsor II Fund                                         100,149               42,176
Vanguard International Growth Portfolio                           65,634               49,907
Shares of other registered investment companies                    7,229                4,835
                                                     -------------------  -------------------
  Total investment in shares in registered
   investment companies                                          381,800              266,726
Ralcorp Holdings, Inc. common stock                              314,547               75,192

Insurance contracts                                                  821                1,185

Loans to Plan participants                                        21,338                8,422
                                                     -------------------  -------------------
                                                      $          718,506   $          351,525
                                                     ===================  ===================

NOTE 4:  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services are allocated to the participants' accounts based on participant account balances. Other Plan assets are invested in Ralcorp common stock and also qualify as party-in-interest.







NOTE 5:  INCOME TAX STATUS

The Plan intends to apply for a determination letter from the Internal Revenue Service that the Plan does in fact constitute a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan.

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan. Management believes the Plan qualifies as a tax exempt entity.

NOTE 6:  SUBSEQUENT EVENTS

Ralcorp has announced the merger of its branded cereal and snack businesses with General Mills, Inc. (GMI) effective January 31, 1997. As a result of that merger, the Plan received approximately one share of GMI stock for every six shares of Ralcorp stock held on the effective date of the merger.

Also, subsequent to December 31, 1996, Ralston Resorts was sold to Vail Resorts, Inc. (Vail). In conjunction with this transaction the sponsorship of the Plan was transferred to Vail. In addition, certain employees of Ralston Resorts were participants in the Ralcorp Holdings, Inc. Savings Investment Plan and their related account balances were transferred to the Plan while under the sponsorship of Vail.

                                ATTACHMENT II


               Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                RALCORP RESORTS
                                  SAVINGS PLAN
                          SUMMARY OF PLAN TRANSACTIONS
                           01/01/96 THROUGH 12/31/96

------------------------------------------------------------------------------------------------------------------------------------
          Identity of Issue          Cost of                 No. of      Proceeds from     No. of    Net Gain or
                                    Purchases              Purchases         Sales          Sales      (Loss)
------------------------------------------------------------------------------------------------------------------------------------
RALCORP COMMON STOCK FUND                300,705.26            39         30,757.77         34       (1,450.40)
VANGUARD WELLINGTON FUND                  24,399.92            43         35,331.05         19        2,355.21
VANGUARD EXPLORER FUND                    25,484.52            34         14,186.00         24           78.20
VMMR FEDERAL PORTFOLIO                    19,090.15            56         12,207.44         17            0.00
VANGUARD INDEX 500 PORTFOLIO              24,722.42            40          5,463.65         15          309.67
VANGUARD WINDSOR II                       59,289.70            41          9,811.36         24          556.01
INTERNATIONAL GROWTH PORTFOLIO            25,789.43            32         14,897.33         27          559.28
------------------------------------------------------------------------------------------------------------------------------------
TOTALS                                  $479,481.40                     $122,654.60                  $2,407.97
                                        ===========                     ===========                  =========

                       REPORT OF INDEPENDENT ACCOUNTANTS


June 20, 1997

To the Participants and the
Plan Administrator of the
Ralston Resorts, Inc.
Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Ralston Resorts, Inc. Savings Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the plan year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
St. Louis, Missouri

                                   SIGNATURE



The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                       RALCORP HOLDINGS, INC.
                                       EMPLOYEE BENEFIT TRUSTEES COMMITTEE



                                       By   D. J. SESCLEIFER
                                          ------------------------------------
                                            D. J. Sescleifer, Chairman
                                            Ralcorp Holdings, Inc.
                                            Employee Benefit Trustees Committee



July 2, 1997

                                 EXHIBIT INDEX


Exhibits

 23           Consent of Independent Accountants

                                   EXHIBIT 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-97036) of Ralcorp Holdings, Inc. of our report dated June 20, 1997 appearing on page 9 of the Ralston Resorts, Inc. Savings Investment Plan's Annual Report on Form 11-K for the Plan year ended December 31, 1996.






PRICE WATERHOUSE LLP
St. Louis, Missouri

June 30, 1997